UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: April 1, 2002 to June 30, 2002



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period April 1, 2002 through June 30, 2002.





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The requested information for the second quarter of 2002 is as follows:


----------------------- ------- ------- ------- ------ -------
                          CPL     PSO   SWEPCO    WTU   TOTAL

----------------------- ------- ------- ------- ------ -------

LIST OF
MUNICIPALITIES TO        None    None    None    None   None
WHICH SERVICES WERE
PROVIDED

----------------------- ------- ------- ------- ------ -------
----------------------- ------- ------- ------- ------ -------

AMOUNT OF REVENUES
RECEIVED                 None    None    None    None   None

----------------------- ------- ------- ------- ------ -------
----------------------- ------- ------- ------- ------ -------

EXPENSES INCURRED        None    None    None    None   None

----------------------- ------- ------- ------- ------ -------


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                               S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 14 th day of August 2002.

                                         Central Power and Light Company
                                         Public Service Company of Oklahoma
                                         Southwestern Electric Power Company
                                         West Texas Utilities Company

                                         /s/ Armando Pena
                                         -----------------------------------
                                         Armando Pena
                                         Treasurer